BIOPHARMX CORPORATION

1505 Adams Drive, Suite D

Menlo Park, CA 94025

November 16, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Irene Paik

Re:	BioPharmX Corporation Registration Statement on Form S-1 (File No. 333-221027) originally filed October 19, 2017, as amended

Requested Date: November 20, 2017

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

BioPharmX Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes Robert Freedman or Niki Fang, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or in his absence, Ms. Fang at (650) 335-7252.

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Sincerely,

BIOPHARMX CORPORATION

By:	/s/ Greg Kitchener
Greg Kitchener
Chief Financial Officer

cc:                                Robert Freedman, Esq.

Niki Fang, Esq.

Chris Walton, Esq.

Fenwick & West LLP